                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 6)

                             Eljer Industries, Inc.
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                                (Name of Issuer)

                       Common Stock with $1.00 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    287161103
               --------------------------------------------------
                                 (CUSIP Number)

                                James P. Lennane
                          4820 Bayshore Drive, Suite D
                             Naples, Florida  33962
                                 (941) 732-5500
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 October 1, 1996
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D


CUSIP No.    287161103                                 Page  2   of    5   Pages
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               NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     1
                         James P. Lennane
                         ###-##-####
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               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
               Instructions)                                             (a) /X/
     2                                                                   (b) / /

--------------------------------------------------------------------------------
               SEC USE ONLY
     3

--------------------------------------------------------------------------------
               SOURCE OF FUNDS (See Instructions)
     4

--------------------------------------------------------------------------------
               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                                / /
     5

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               CITIZENSHIP OR PLACE OF ORGANIZATION
     6
                         USA
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   NUMBER OF        7    SOLE VOTING POWER
    SHARES
 BENEFICIALLY                 625,300
   OWNED BY    -----------------------------------------------------------------
     EACH           8    SHARED VOTING POWER
  REPORTING
 PERSON WITH                  0
               -----------------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER

                              625,300
               -----------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                              0
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     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         625,300
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES (See Instructions)                                     / /

--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         8.74%
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     14        TYPE OF REPORTING PERSON (See Instructions)

                         IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

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CUSIP No.    287161103                                 Page  3   of    5   Pages
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               NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     1
                         Bette M. Byouk
                         ###-##-####
--------------------------------------------------------------------------------
               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
               Instructions)                                             (a) /X/
     2                                                                   (b) / /

--------------------------------------------------------------------------------
               SEC USE ONLY
     3

--------------------------------------------------------------------------------
               SOURCE OF FUNDS (See Instructions)
     4

--------------------------------------------------------------------------------
               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                                / /
     5

--------------------------------------------------------------------------------
               CITIZENSHIP OR PLACE OF ORGANIZATION
     6
                         USA
--------------------------------------------------------------------------------
   NUMBER OF        7    SOLE VOTING POWER
    SHARES
 BENEFICIALLY                 1,000
   OWNED BY    -----------------------------------------------------------------
     EACH           8    SHARED VOTING POWER
  REPORTING
 PERSON WITH                  0
               -----------------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER

                              1,000
               -----------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         1,000
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES (See Instructions)                                     / /

--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         .014%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON (See Instructions)

                         IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

This Statement constitutes Amendment No. 6 to the Schedule 13D (the "Schedule 13D") filed by James P. Lennane, Bette M. Byouk, and Susan Kahl Lennane with respect to Common Stock with $1.00 par value, of Eljer Industries, Inc. ("Eljer"). Only those items which are hereby reported are amended. All other items remain unchanged. All capitalized items shall have the meanings assigned to them in the Schedule 13D, as amended to date, unless otherwise indicated herein.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended by the addition of the following:

     Since the last filing, Mr. Lennane has sold a total of 83,200 shares of Eljer Common Stock at an aggregate sales price of $891,850. All sales were through Jefferies & Company, Inc. and Sutro & Co. Ms. Byouk sold a total of 1,000 shares at an aggregate sales price of $9,714.00.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended by the addition of the following:

     As of close of business on October 1, 1996 Mr. Lennane owns 625,300 shares of Common Stock of Eljer, or 8.74% of the outstanding shares of Common Stock, based upon the outstanding shares of Eljer Common Stock disclosed in Eljer's Second Quarter Report 1996. Mr. Lennane has sole beneficial ownership and voting power with respect to such shares. Mr. Lennane has engaged in the following transactions with respect to the Common Stock of Eljer within the past 60 days:

                            Number of Shares
     Trade Date               Bought/(Sold)          Price Per Share
     ----------               -------------          ---------------
     July 8, 1996                (2,000)                 $10.375
     July 9, 1996                (2,000)                 $10.250
     July 10, 1996               (2,000)                 $10.500
     July 11, 1996               (2,000)                 $10.650
     July 12, 1996               (2,000)                 $10.6812
     July 15, 1996               (2,000)                 $10.500
     July 16, 1996               (2,000)                  $9.750
     July 17, 1996               (2,000)                 $10.125
     July 18, 1996               (2,000)                 $10.250
     July 19, 1996               (2,000)                 $10.3750
     Aug. 27, 1996               (2,000)                 $10.6250
     Sept. 5, 1996                 (500)                 $10.00
     Sept. 13, 1996              (2,000)                 $10.00
     Sept. 20, 1996              (7,500)                 $10.00
     Sept. 27, 1996              (1,000)                  $9.6250
     Sept. 27, 1996              (1,000)                  $9.750
     Sept. 27, 1996              (1,000)                  $9.750
     Sept. 30, 1996              (1,000)                  $9.750
     Oct. 1, 1996               (17,700)                 $10.00
     Oct. 1, 1996                (1,000)                 $10.00


No purchase or sales were made Ms. Lennane with respect to the Common Stock of Eljer within the past 60 days. Ms. Byouk made no purchases, but sold on 8/2/96 1,000 shares at $10.00/share through Sutro & Co.

All transactions were open market sales made through Jefferies & Company, Inc. and Sutro & Co. on the National Association of Securities Dealers, Inc. NASDAQ/National Market System.

Based on the above sales and the transactions detailed in the Schedule 13D, the Stockholders may be deemed to own 628,300 share of Eljer Common Stock, which is 8.78% of the outstanding Common Stock of Eljer.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 1, 1996


By:  /s/ James P. Lennane
     --------------------------
     James P. Lennane


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